Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

January 10, 2011

Item 3.	News Release

The Company’s news release dated January 10, 2011, was disseminated by Marketwire, Incorporated on January 10, 2011.

Item 4.	Summary of Material Change

The Company announced it has closed its previously announced non-brokered private placement offering of $32,000,000 Canadian.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated January 10, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Closes $32M Private Placement to Pay Out Notes

Vancouver, BC – January 10, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that the Company has closed its previously announced non-brokered private placement offering of $32,000,000 Canadian.

The net proceeds from the sale of 16,000,000 units at $1.00 Canadian per unit will be applied to the Company’s secured notes balance. The net proceeds from the sale of 16,000,000 subscription receipts at $1.00 Canadian per subscription receipt, if approved by shareholders, in combination with available capital will be used to redeem the Company’s remaining secured notes balance.

The closing of the private placement and the subsequent settlement of notes will allow the Company to focus efforts on the implementation of its strategic priorities, namely developing additional ounces at the Molejon gold deposit, advancing the Molejon heap leach project, accelerating exploration work on the Petaquilla Mining District and advancing the spin-out of its infrastructure subsidiary, Panamanian Development and Infrastructure Ltd.

With respect to the private placement, each unit consists of one common share and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of three years at a price of $1.45 Canadian per share. The warrants contain an expiry acceleration provision as detailed in the Company’s news release of December 21, 2010.

Each subscription receipt will be converted into one unit upon receipt of shareholder approval of the offering on or before February 8, 2011. If shareholder approval of the offering is not obtained on or before February 8, 2011, the proceeds from the sale of subscription receipts or $16,000,000 Canadian will be returned without deduction to purchasers of subscription receipts. The Company will be holding a Special Meeting of Shareholders on January 31, 2011, to vote on the approval of the private placement of subscription Receipts.

All securities distributed in the first tranche of the private placement are subject to a four-month plus one day hold period expiring May 1, 2011. All securities distributed in the second tranche of the private placement are subject to a four-month plus one day hold period expiring May 8, 2011.

In connection with the closing of the private placement of units, the Company has issued 788,815 finders’ options and paid finders’ fees in the amount of $788,815 Canadian. In connection with the closing of the private placement of subscription receipts, if approved by shareholders, the Company will issue further finders’ options of 779,934 and finders’ fees of $779,934 Canadian. Each finder’s option will entitle the holder to acquire one unit at a price of $1.00 Canadian per unit for a period of three years from closing of the private placement.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2,200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.